Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

BY EDGAR AND FACSIMILE

April 6, 2015

Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:     Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-11411

Dear Mr. Shenk:
The purpose of this letter is to confirm our understanding, based on my phone conversation with your office on Friday, April 3, 2015, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated April 2, 2015. As discussed, our response will be provided on or before April 30, 2015.

Very truly yours,
/S/ BETH A. PAULSON
Beth A. Paulson
Assistant General Counsel

cc: Michael W. Malone